Filed by Denali Holding Inc.

Form S-4 File No. 333-208524

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following press release was issued by Denali Holding Inc. on May 17, 2016.

Denali Holding Inc. Announces Pricing of Private Offering of $20.0 Billion of First Lien Notes

•	Offering will finance in part the acquisition of EMC Corporation

ROUND ROCK, Texas, May 17, 2016 – Denali Holding Inc. (the “Company”) announced today the pricing of the previously announced offering by two of its wholly-owned subsidiaries as co-issuers (the “co-issuers”) of $3,750,000,000 3.480% First Lien Notes due 2019 (the “2019 Notes”), $4,500,000,000 4.420% First Lien Notes due 2021 (the “2021 Notes”), $3,750,000,000 5.450% First Lien Notes due 2023 (the “2023 Notes”), $4,500,000,000 6.020% First Lien Notes due 2026 (the “2026 Notes”), $1,500,000,000 8.100% First Lien Notes due 2036 (the “2036 Notes”) and $2,000,000,000 8.350% First Lien Notes due 2046 (the “2046 Notes” and, together with the 2019 Notes, the 2021 Notes, the 2023 Notes, the 2026 Notes and the 2036 Notes, the “Notes”). The 2019 Notes will bear interest at 3.480% per annum and will mature on June 1, 2019. The 2021 Notes will bear interest at 4.420% per annum and will mature on June 15, 2021. The 2023 Notes will bear interest at 5.450% per annum and will mature on June 15, 2023. The 2026 Notes will bear interest at 6.020% per annum and will mature on June 15, 2026. The 2036 Notes will bear interest at 8.100% per annum and will mature on July 15, 2036. The 2046 Notes will bear interest at 8.350% per annum and will mature on July 15, 2046. Interest on the 2019 Notes will be payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2016. Interest on the 2021 Notes, the 2023 Notes and the 2026 Notes will be payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2016. Interest on the 2036 Notes and the 2046 Notes will be payable semi-annually on January 15 and July 15 of each year, beginning on January 15, 2017.

The Company intends to use the net proceeds from the offering of the Notes as part of its financing for its previously-announced acquisition of EMC Corporation (the “Dell-EMC Merger”). The offering is expected to close on or around June 1, 2016 subject to customary closing conditions.

It is expected that the proceeds of the offering will be deposited in escrow, with such proceeds to be released to finance the consummation of the Dell-EMC Merger subject to the satisfaction of customary conditions. Upon consummation of the Dell-EMC Merger, Dell International L.L.C., a wholly-owned indirect subsidiary of the Company, and EMC Corporation will assume all of the co-issuers’ obligations under the Notes. The Notes will be guaranteed on a joint and several basis by the Company, Denali Intermediate Inc., Dell Inc. and each of Denali Intermediate Inc.’s wholly-owned domestic subsidiaries (including EMC Corporation’s wholly-owned domestic subsidiaries following consummation of the Dell-EMC Merger) that guarantees obligations under the new senior secured credit facilities that will be entered into in connection with the Dell-EMC Merger.

The offering of the Notes will be made in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in the United States only to investors who are “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act, or outside the United States pursuant to Regulation S under the Securities Act. The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of any of the Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. has filed with the SEC a Registration Statement on Form S-4 (File No. 333-208524) that includes a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the preliminary proxy statement/prospectus and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov). Investors may also obtain these documents, free of charge, from EMC Corporation’s website (http://www.EMC.com) under the link “Investor Relations” and then under the tab “Financials” then “SEC Filings”, from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell), or by directing a request to: EMC Corporation, 176 South Street, Hopkinton, Massachusetts, 01748, Attn: Investor Relations, 866-362-6973.

Participants in the Solicitation

Denali Holding Inc. and certain of its directors, officers and employees may participate in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction without additional compensation. Additional information regarding the persons who may, under the rules of the SEC, participate in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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